Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2006 BUDGET AND DRILLING PLANS

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Monday, December 5, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce an expanded exploration and development budget for 2006.

TransGlobe Energy Corporation’s Board of Directors has approved the Company's $45 million (US) capital spending plans for 2006, an increase of 30% over this year’s capital spending.

Of the $45 million total, $21 million is dedicated to new exploration projects and $24 million is directed to development work on currently producing properties.

"We are preparing for exploration drilling on all four of our international project areas, making 2006 our biggest exploration year ever. The increased focus on exploration projects in our 2006 capital budget highlights the abundance of drilling opportunities we have developed," said Ross Clarkson, President and Chief Executive Officer.

Geographically, $25 million is allocated to international projects in Yemen and Egypt, of which $17 million is earmarked for exploration work. The total international plan includes 12 high impact exploration wells, 6 development/appraisal wells, facilities and seismic.

Canadian plans call for $20 million to be spent in 2006, primarily aimed toward conventional oil and gas development drilling. A program of 30 to 35 wells is planned, of which 12 to 16 are shallow coal bed methane wells.

The Company expects to fund the 2006 exploration and development program from working capital and cash flow.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com